Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of the 10th day of September, 2012, by and between RiT Technologies Ltd. (the “Company”), a company organized under the laws of the State of Israel, with its principal offices at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and Invencom Technologies Ltd.  (former name: Quartz (Israel) Commerce & Investments Ltd.), an Israeli company of 11 Nachal Shikma Street, Modiein 71701, Israel (the “Purchaser”).

WHEREAS The parties hereto entered into a Technology Purchase Agreement dated as of June 26, 2012 (the “Technology Purchase Agreement”), according to which, inter alia, the Purchaser was granted with a right to convert a loan amount into RiT’s shares, and most recently, the Purchaser has elected to exercise such right of conversion, all subject to and in accordance with the Technology Purchase Agreement provisions; and

WHEREAS, subject to the terms and conditions set forth in this Agreement and in reliance upon each party’s representations set forth below, the Company desires to issue and sell to the Purchaser through conversion of a loan amount that was previously advanced to the Company by the Purchaser in the sum of US$ 584,230.45   (the “Loan Amount”; which includes interest accrued in accordance with the Technology Purchase Agreement provisions), and the Purchaser desires to purchase from the Company, ordinary shares of the Company, par value NIS 0.8 per share (the “Ordinary Shares”), through such conversion of the Loan Amount into the Ordinary Shares.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

SECTION 1.  Agreement to Sell and Purchase the Shares. At the Closing (as defined below), the Loan Amount will convert into Ordinary Shares of the Company whereby the Purchaser shall purchase from the Company, and the Company shall issue and sell to the Purchaser, 218,813 Ordinary Shares (the “Shares”), which Shares shall be free from preemptive rights and similar rights of third parties, at an average price of US$ 2.67 per share, reflecting a total investment of US$ 584,230.45 (the “Investment Amount” which equals the Loan Amount). Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of the Shares.

SECTION 2. Closing. The completion of the transaction contemplated hereunder (the “Closing”) shall occur, as agreed to by the parties hereto, within one Business Day following the date that the conditions for the Closing set forth below have been satisfied or waived by the appropriate party (the “Closing Date”).

SECTION 3. Closing Conditions.

3.1 Company Closing Conditions. The Company’s obligation to consummate the transaction hereunder at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

(i) each of the representations and warranties of the Purchaser made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii) the fulfillment of those undertakings of the Purchaser to be fulfilled at or prior to the Closing;

(iii) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby.

3.2 Purchaser Closing Conditions. The Purchaser’s obligation to consummate the transaction hereunder shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:

(i) each of the representations and warranties of the Company made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii) the fulfillment in all material respects of those undertakings of the Company to be fulfilled at or prior to the Closing;

(iii) the Company shall have delivered to the Purchaser evidence satisfactory to the Purchaser that notification to list the Shares on the NASDAQ has been filed;

(iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby; and

(v) the Company shall have delivered to the Purchaser a copy of duly executed irrevocable instructions to the Company’s transfer agent substantially in the form of Exhibit A.

SECTION 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser that the representations, warranties and statements contained in this Section 4 are true and correct as of the date hereof.

4.1 Organization and Qualification. The Company has been duly incorporated and validly exists under the laws of the State of Israel.

4.2 Reporting Company. The Company is subject to the reporting requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “1933 Act Rules and Regulations”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission thereunder (the “1934 Act Rules and Regulations” and, together with the 1933 Act Rule and Regulations, the “Rules and Regulations”).

4.3 Issuance, Sale and Delivery of the Shares. The Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable. No preemptive rights or other rights of third parties to subscribe for or purchase any Ordinary Shares of the Company exist with respect to the issuance and delivery of the Shares by the Company pursuant to this Agreement, which have not been waived or complied with. No further approval or authority of the shareholders or the Board of Directors of the Company will be required for the issuance and delivery of the Shares to be delivered by the Company as contemplated herein.

4.4 Due Execution, Delivery and Performance of the Agreement. The Company has full legal right, corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and may be limited by Israeli, federal or state securities law or the public policy underlying such laws. The execution and performance of this Agreement by the Company and the consummation of the transactions herein contemplated will not violate (i) any provision of the Articles of Association or Memorandum of Association of the Company (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company and in each case that would have a material adverse effect on the Company.

4.5 Exempt Offering.  Assuming the accuracy of the representations and warranties of the Purchaser set forth herein this Agreement, the offer and sale of the Shares are exempt from the registration requirements of the Securities Act.  The Company has not taken or is contemplating taking any action which could subject the offering or sale of such Shares to the registration requirements of the Securities Act. Neither the Company nor any person acting on its behalf, has engaged in any “directed selling efforts” (within the meaning ascribed to such term in Regulation S promulgated under the Securities Act (“Regulation S”) in the United States with respect to the sale of the Shares. The issuance and sale of the Shares by the Company is not part of a plan or scheme to evade the registration requirements of the Securities Act.

4.6 Offering Materials. Each of the Company, its officers and directors has not distributed and will not distribute prior to the Closing Date any offering material, including any “free writing prospectus” (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and delivery of the Shares.

4.7 Integration; Other Issuances of Securities. Neither the Company nor its subsidiaries or any affiliates, nor any Person acting on its or their behalf, has issued any Ordinary Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire Ordinary Shares which would be integrated with the sale of the Shares to Purchaser for purposes of the Securities Act. Assuming the accuracy of the representations and warranties of the Purchaser, the offer and sale of the Shares by the Company to the Purchaser pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.

4.8 No Defaults or Consents. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale by the Company of the Shares) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not cause a material adverse effect, or require any consent or waiver under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other material agreement or instrument to which the Company or any of its subsidiaries is a party or by which either the Company or its subsidiaries or any of its or their respective properties or businesses is bound, or any material franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained or will be obtained prior to the Closing.

SECTION 5. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents and warrants to, and covenants with, the Company that:

5.1 Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Shares, based on the Purchaser’s own financial circumstances; (ii) the Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Shares and to ask questions of, and receive answers from, the Company concerning such information; (iii) the Purchaser is acquiring the Shares in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares (this representation and warranty not limiting the Purchaser’s right to sell pursuant to the Registration Statement or in compliance with the Securities Act and the Rules and Regulations (iv) the Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, nor will the Purchaser engage in any short sale that results in a disposition of any of the Shares by the Purchaser, except in compliance with the Securities Act and the Rules and Regulations and any applicable state securities or “blue sky” laws, including the laws of the State of Israel, if applicable; (v) The Purchaser understands that nothing in this Agreement or any other materials presented to  it in connection with the purchase and sale of the Shares, constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares; and (vi) The Purchaser is located outside of the United States (the “U.S”) and is not a U.S. Person (as that term is defined in Regulation S of the Securities Act) and is not acquiring the Shares for the account or benefit of a U.S. Person.

5.2 Exempt Offering. The Purchaser understands and agrees that the Shares have not been registered under the Securities Act and may not be offered to sell or sold by the Purchaser except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  The Purchaser warrants that neither it nor any of its affiliates nor any person acting on their behalf has offered to sell or sold, or will offer to sell or sell, any Shares except in an “offshore transaction” in accordance with Regulation S or otherwise pursuant to an exemption from the Securities Act or following a registration of the Shares. The Purchaser agrees not to engage in hedging transactions with regard to the Shares, unless in compliance with the Securities Act.

5.3 The Purchaser understands and agrees that at all times until such time as the legend may be removed, as reasonably determined by the Company, the Shares (or any other securities issued in respect of such Shares upon any stock split, stock dividend, recapitalization, merger, or similar event) will bear a restrictive legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  TRANSFER OF SUCH SECURITIES IS PROHIBITED EXCEPT (A) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.  HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

5.2 Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemption/s from the registration requirements of the Securities Act, the Rules and Regulations and state securities or “blue sky” laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

5.3 Risk of Loss. The Purchaser understands that its investment in the Shares involves a significant degree of risk, including a risk of total loss of the Purchaser’s investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser’s purchase of the Shares. The Purchaser understands that the market price of the Ordinary Shares has been volatile and that no representation is being made as to the future value of the Ordinary Shares.

5.4 Organization; Validity; Enforcement. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser, (iii) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor’s rights and the application of equitable principles relating to the availability of remedies, and may be limited by federal or state securities laws or the public policy underlying such laws and (iv) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

5.5 Disclosure. The Purchaser acknowledges and agrees that the Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.

SECTION 6.  Survival of Agreement; Non-Survival of Company Representations and Warranties. Notwithstanding any investigation made by any party to this Agreement, all covenants and agreements made by the Company and the Purchaser herein and in the certificates for the Shares delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor. All representations and warranties, made by the Company and the Purchaser herein and in the certificates for the Shares delivered pursuant hereto shall survive for a period of one year following the Closing.

SECTION 7. Registration Rights.

7.1 The Purchaser shall be entitled to the registration rights and obligations provided in the Technology Purchase Agreement.

SECTION 8.   Broker’s Fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no brokers or finders entitled to compensation in connection with the sale of the Shares to the Purchaser.

SECTION 9.  Independent Nature of Purchaser’s Obligations and Rights. The decision of the Purchaser to convert the Loan Amount into Shares pursuant to the Agreement has been made by the Purchaser independently. The Purchaser acknowledges that no other person has acted as agent for the Purchaser in connection with making its investment hereunder.

SECTION 10.  Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time) on a Trading Day (as defined below), (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any Trading Day, (c) the second Trading Day following the date of mailing (fifth Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States, or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

if to the Company, to:
RiT Technologies Ltd.
24 Raoul Wallenberg Street,
Tel Aviv 69719, Israel Attention: CFO
Facsimile: 972-77-2707210
by E-mail: Eli.Gendler@rittech.com
or to such other person at such other place as the Company shall designate to the Purchaser in writing; and
if to the Purchaser, at its address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

“Trading Day” means (i) a day on which the Ordinary Shares are traded on a Trading Market (as defined below), or (ii) if the Ordinary Shares are not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Ordinary Shares are not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported by Bloomberg (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Ordinary Shares are not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Ordinary Shares are listed or quoted for trading on the date in question.

SECTION 11.  Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon the Purchaser, each future holder of the Shares, and the Company.

SECTION 12.  Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

SECTION 13. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 14.  Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the laws of Israel. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

SECTION 15.  Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

SECTION 16.  Entire Agreement. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

SECTION 17.  Fees and Expenses. Except as set forth herein, each of the Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

SECTION 18.  Parties. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company no other person shall acquire or have any right under or by virtue of this Agreement. The term “successor and assigns” shall not include any subsequent purchaser of the Shares sold to the Purchaser pursuant to this Agreement.

SECTION 19.  Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

SECTION 20.  Construction. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

(d) Except as otherwise indicated, all references in this Agreement to "Sections", "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. The term “Business Day” means any day other than Saturday, or other day on which commercial banks in Israel are authorized or required by law to remain closed.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Securities Purchase Agreement to be executed by their duly authorized representatives as of the day and year first above written:

THE PURCHASER Invencom Technologies Ltd _____________________ Purchaser's signature By: Genrietta Anisimov Title: Director

THE COMPANY By: RiT TECHNOLOGIES LTD _______________________________ Company’s signature Vadim Leiderman; Eli Gendler Title: President & CEO; CFO

Exhibit A

[RIT LETTERHEAD]

September ___, 2012

By e-mail and Facsimile
American Stock Transfer & Trust Company
6201-15th Avenue
Brooklyn, New York 11219
USA
Attn.: _________

Re: RiT Technologies Ltd. - Issuance of 218,813 Ordinary Shares

Dear Madam/Sir,

RiT Technologies Ltd. (the “Company”) has entered into a Securities Purchase Agreement, dated September ___, 2012 (the “Purchase Agreement”), by and between the Company and the purchaser signatory thereto- Invencom Technologies Ltd (the “Purchaser”). Pursuant to the Purchase Agreement, the Company agreed, among other things, to issue and sell a total of 218,813 of its Ordinary Shares, par value NIS 0.8 per share (the “Ordinary Shares”) to the Purchaser upon, and subject to, a closing, which has occurred. Enclosed please find a copy of the resolution by which the Company’s Board of Directors approved the issuance of the Ordinary Shares to the Purchaser.

Accordingly, the undersigned, in his capacity as Chief Financial Officer of the Company, on behalf of the Company, hereby irrevocably requests, instructs and authorizes you to generate one (1) share certificate in respect of the Ordinary Shares, in the name of Invencom Technologies Ltd for 218,813 Ordinary Shares, under the following name and address:

Name: Invencom Technologies Ltd

Address: 11 Nachal Shikma Street, Modiein, Israel 71701

The share certificate should be dated September __, 2012 and should bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  TRANSFER OF SUCH SECURITIES IS PROHIBITED EXCEPT (A) IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.  HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

The aforesaid share certificate should be delivered in accordance with the following instructions:

•           Copy of the share certificate should be faxed as soon as practicable following the generation thereof to the undersigned, at +972-77-2707211 and to Michael Orion, Adv., at fax +972-3-5441870; and

•           The original share certificate should be delivered via express courier to Invencom Technologies Ltd, 11 Nachal Shikma Street, Modiein Israel 71701, ; Attn.: MS. Genrietta Anisomov.

Should you have any questions or comments concerning any of the issues addressed herein, please feel free to contact the undersigned, at  +972-77 -2707210.

Thank you very much.

Sincerely yours,

____________
Eli Gendler,
CFO

cc:  Michael Orion, Adv.